Exhibit 99.1

Momo Announces Unaudited Financial Results for the Second Quarter 2017

BEIJING, CHINA, August 22, 2017 – Momo Inc. (NASDAQ: MOMO) (“Momo” or the “Company”), a leading mobile social networking platform in China, today announced its unaudited financial results for the second quarter 2017.

Second Quarter 2017 Highlights

•	Net revenues increased 215% year over year to $312.2 million.

•	Net income attributable to Momo Inc. increased to $60.8 million in the second quarter of 2017 from $15.4 million in the same period last year.

•	Non-GAAP net income attributable to Momo Inc. (note 1) increased 218% to $73.8 million in second quarter of 2017 from $23.2 million in the same period last year.

•	Diluted net income per American Depositary Share (“ADS”) was $0.29, compared to $0.08 in the same period last year.

•	Non-GAAP diluted net income per ADS (note 1) was $0.35, compared to $0.12 in the same period last year.

•	Monthly Active Users (“MAU”)[1] were 91.3 million in June 2017, compared to 74.8 million in June 2016

First Half 2017 Highlights

•	Net revenues increased 285% year over year to $577.5 million for the first half of 2017.

•	Net income attributable to Momo Inc. was $142.0 million for the first half of 2017, compared with $22.5 million during the same period of 2016.

•	Non-GAAP net income attributable to Momo Inc. (note 1) was $164.5 million for the first half of 2017, compared with $35.9 million during the same period of 2016.

•	Diluted net income per ADS was $0.69 for the first half of 2017, compared with $0.11 million during the same period of 2016.

•	Non-GAAP diluted income per ADS (note 1) was $0.80 for the first half of 2017, compared with $0.18 million during the same period of 2016.

“I’m pleased that we delivered another strong quarter to our shareholders. User base growth continued to accelerate, driven by the expansion of our video content ecosystem. The usage of short video service has reached new milestones and revenues from live video service has hit new record highs”, commented Yan Tang, Chairman and CEO of Momo. “More importantly, with the newly launched 8 series, we have moved on to make new explorations and innovations in the social and entertainment territories. We believe these pioneering efforts will allow us to capture the many emerging opportunities that we are seeing on the horizon and thus will help us build longer term growth drivers for the Company.”

[1]	MAU during a given calendar month is defined as Momo users who accessed the Momo platform through Momo mobile application and utilized any of the functions on the Momo platform for at least one day during the 30-day period counting back from the last day of such calendar month. The active users on Hani, the Company’s stand-alone live video application, were not included in the MAU disclosed herein.

Second Quarter 2017 Financial Results

Net revenues

Total net revenues were $312.2 million in the second quarter of 2017, an increase of 215% from $99.0 million in the second quarter of 2016.

Live video service continued its momentum and generated revenues of $259.4 million in the second quarter of 2017. The rapid growth in live video revenues was largely contributed by the increase in the quarterly paying users, which was 4.1 million for the second quarter of 2017, and to a lesser extent, the increase in the average revenues per paying user per quarter.

Value-added service revenues mainly include membership subscription revenues and virtual gift revenues, the latter of which we launched in the fourth quarter of 2016 to enrich communication experience among users. The total value-added service revenues were $24.6 million in the second quarter of 2017, an increase of 58% from $15.6 million during the same period of 2016. The year over year increase was primarily driven by the increase in the number of paying users and the increase in the average revenues per paying user per quarter as a result of that we introduced more value-added services to our users. Total paying users of our value-added service were 4.5 million and 3.2 million as of June 30, 2017 and 2016, respectively.

Mobile marketing revenues were $19.0 million in the second quarter of 2017, an increase of 15% from $16.6 million during the same period of 2016. The growth in mobile marketing business was driven by better sell-through of our existing advertisement inventories.

Mobile games revenues were $9.1 million in the second quarter of 2017, an increase of 23% from $7.4 million during the second quarter of 2016. The increase in game revenues was mainly due to the contribution of a self-developed game, for which we recognized revenue on a gross basis.

Cost and expenses

Cost and expenses were $246.0 million in the second quarter of 2017, an increase of 189% from $85.2 million in the second quarter of 2016. The increase was primarily attributable to: (a) an increase in revenue sharing with the broadcasters related to our live video service and virtual gift recipients; (b) increase in marketing and promotional expenses to enhance our brand awareness, attract users and promote the live video service; (c) an increase in personnel related costs including share-based compensation expenses as a result of the Company’s rapidly expanding talent pool; (d) an increase in fees to payment channels resulting from a higher volume of cash collection through such channels; and (e) increased infrastructure related spending, such as bandwidth costs and server depreciation costs, driven by more functions introduced on Momo’s platform.

Non-GAAP cost and expenses (note 1) were $233.0 million in the second quarter of 2017, an increase of 201% from $77.3 million during the same period last year.

Other operating income

Other operating income was $7.6 million in the second quarter of 2017, a significant increase from $0.2 million during the second quarter of 2016. The increase was mainly due to government incentives received in the second quarter of 2017.

Income from operations

Income from operations was $73.7 million in the second quarter of 2017, compared to $14.0 million during the same period last year.

Non-GAAP income from operations (note 1) was $86.7 million in second quarter of 2017, compared to $21.8 million during the same period last year.

Income tax expenses

Income tax expenses were $13.9 million in the second quarter of 2017, increased from $0.4 million in the second quarter of 2016. The increase was mainly because the tax holiday of one of our major profit generating entities changed from 100% exemption to 50% exemption of income tax.

Net income

Net income attributable to Momo Inc. was $60.8 million in the second quarter of 2017, compared to $15.4 million during the same period last year.

Non-GAAP net income (note 1) attributable to Momo Inc. was $73.8 million in the second quarter of 2017, compared to $23.2 million during the same period last year.

Net income per ADS

Diluted net income per ADS was $0.29 in the second quarter of 2017, compared to $0.08 in the second quarter of 2016.

Non-GAAP diluted net income per ADS (note 1) was $0.35 in the second quarter of 2017, compared to $0.12 in the second quarter of 2016.

Cash and cash flow

As of June 30, 2017, Momo’s cash, cash equivalents and term deposits totaled $846.3 million, compared to $651.3 million as of December 31, 2016. Net cash provided by operating activities in the second quarter of 2017 was $108.1 million, compared to $42.6 million for the same quarter of 2016.

First Half 2017 Financial Results

Net revenues for the first half of 2017 were $577.5 million, an increase of 285% from $149.9 million in the same period of 2016, primarily driven by the significant increase in net revenues from live video service, value-added service, mobile marketing business, and mobile games.

Net income attributable to Momo Inc. was $142.0 million in the first half of 2017, compared to $22.5 million during the same period of 2016.

Non-GAAP net income attributable to Momo Inc. (note 1) was $164.5 million in the first half of 2017, compared to $35.9 million during the same period of 2016.

Diluted net income per ADS was $0.69 during the first half of 2017, compared to $0.11 in the same period of 2016.

Non-GAAP diluted net income per ADS (note 1) was $0.80 during the first half of 2017, compared to $0.18 in the same period of 2016.

Net cash provided by operating activities was $203.4 million during the first half of 2017, compared to $48.2 in the same period of 2016.

Business Outlook

For the third quarter of 2017, the Company expects total net revenues to be between $337.0 million and $342.0 million, representing a year-over-year increase of 115% to 118%. These estimates reflect the Company’s current and preliminary view, which is subject to change.

Appointment of Chief Technology Officer

The Company has recently appointed Mr. Chunlai Wang as its chief technology officer. Prior to his appointment as Momo’s chief technology officer, Mr. Wang had served as the vice president of technology of Momo since April 2015. From June 2014 to April 2015, Mr. Wang served as the technology director of Momo. Before that, he had been in charge of the technology team of Momo since June 2013 and had been actively involved in the development of key technological infrastructures of Momo since he joined the Company in February 2012. Prior to joining Momo, Mr. Wang served as an engineer and a senior engineer in NetEase between September 2010 and February 2012. From March 2009 to September 2010, he co-founded a business dedicated to semantic search services. Mr. Wang received his master’s degree in engineering from Peking University in July 2013, and his bachelor’s degree from Beijing Jiaotong University in June 2009.

Note 1: Non-GAAP measures

To supplement our consolidated financial statements presented in accordance with U.S. generally accepted accounting principles (“GAAP”), we use various non-GAAP financial measures that are adjusted from the most comparable GAAP results to exclude share-based compensation.

Reconciliations of our non-GAAP financial measures to our U.S. GAAP financial measures are shown in tables at the end of this earnings release, which provide more details about the non-GAAP financial measures.

Our non-GAAP financial information is provided as additional information to help investors compare business trends among different reporting periods on a consistent basis and to enhance investors’ overall understanding of the historical and current financial performance of our continuing operations and our prospects for the future. Our non-GAAP financial information should be considered in addition to results prepared in accordance with GAAP, but should not be considered a substitute for or superior to the GAAP results. In addition, our calculation of the non-GAAP financial measures may be different from the calculation used by other companies, and therefore comparability may be limited.

Our non-GAAP information (including non-GAAP cost and operating expenses, income from operations, net income attributable to Momo Inc., and diluted earnings per ADS) is adjusted from the most comparable GAAP results to exclude share-based compensation. A limitation of using these non-GAAP financial measures is that share-based compensation charge has been and will continue to be for the foreseeable future a significant recurring expense in our results of operations. We compensate for these limitations by providing reconciliations of our non-GAAP measures to our U.S. GAAP measures. Please see the reconciliation tables at the end of this earnings release.

Conference Call

Momo’s management will host an earnings conference call on Tuesday, August 22, 2017 at 8: 00 a.m. U.S. Eastern Time (8:00 p.m. Beijing / Hong Kong Time on August 22, 2017).

Dial-in details for the earnings conference call are as follows:

International: +65 6713 5090

U.S. Toll Free: +1 866 519 4004

Hong Kong Toll Free: 800-906601

Mainland China: 4006-208038

Passcode: Momo

Please dial in 15 minutes before the call is scheduled to begin.

A telephone replay of the call will be available after the conclusion of the conference call through 8:00 a.m. U.S. Eastern Time, August 31, 2017. The dial-in details for the replay are as follows:

International: +61-2-8199 0299

U.S. Toll Free: +1 855 452 5696

Passcode: 60708123

Additionally, a live and archived webcast of the conference call will be available on the Investor Relations section of Momo’s website at http://ir.immomo.com.

About Momo

Momo is a leading mobile social networking platform in China. Momo connects people in a personal and lively way through a revolutionary mobile-based social networking platform. With powerful and precise location-based features, Momo enables users to connect with each other and expand relationships from online to offline. Momo’s platform includes the Momo mobile application, the Hani mobile application and a variety of related features, functionalities, tools and services that it provides to users, customers and platform partners. Leveraging its social interest graph engine and analysis of user behavior data, Momo is able to provide users a customized experience based on their social preferences and needs. Momo users can maintain and strengthen their relationships through private and group communication tools, content creation and sharing functions, as well as the offline social activities promoted on Momo’s platform. Momo users are also able to enjoy live video on our platform. For more information, please visit http://ir.immomo.com.

For investor and media inquiries, please contact:

Momo Inc.

Investor Relations

Phone: +86-10-5731-0538

Email: ir@immomo.com

Christensen In China

Mr. Christian Arnell

Phone: +86-10- 5900-1548

E-mail: carnell@christensenir.com

In US

Ms. Linda Bergkamp

Phone: +1-480-614-3004

Email: lbergkamp@christensenir.com

Safe Harbor Statement

This news release contains “forward-looking” statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the Private Securities Litigation Reform Act of 1995. These forward-looking statements include but are not limited to our management quotes and our financial outlook for the third quarter of 2017.

Our forward-looking statements are not historical facts but instead represent only our belief regarding expected results and events, many of which, by their nature, are inherently uncertain and outside of our control. Our actual results and other circumstances may differ, possibly materially, from the anticipated results and events indicated in these forward-looking statements. Announced results for the second quarter of 2017 are preliminary, unaudited and subject to audit adjustment. In addition, we may not meet our financial outlook for the third quarter of 2017 and may be unable to grow our business in the manner planned. We may also modify our strategy for growth. In addition, there are other risks and uncertainties that could cause our actual results to differ from what we currently anticipate, including those relating to our ability to retain and grow our user base, our ability to attract and retain sufficiently trained professionals to support our operations, and our ability to anticipate and develop new services and enhance existing services to meet the demand of our users or customers. For additional information on these and other important factors that could adversely affect our business, financial condition, results of operations, and prospects, please see our filings with the U.S. Securities and Exchange Commission.

All information provided in this press release and in the attachments is as of the date of the press release. We undertake no obligation to update any forward-looking statement, whether as a result of new information, future events or otherwise, after the date of this release, except as required by law. Such information speaks only as of the date of this release.

Momo Inc.

Unaudited Condensed Consolidated Statement of Operations

(US dollars in thousands, except per share data)

	Three months		First half year
	ended June 30		ended June 30
	2016	2017	2016	2017
Net revenues:
Live video service	57,912	259,417	73,490	471,994
Value-added service	15,599	24,636	30,462	47,503
Mobile marketing	16,569	19,018	28,927	36,907
Mobile games	7,436	9,143	14,870	20,704
Other services	1,496	10	2,185	354

Total net revenues	99,012	312,224	149,934	577,462
Cost and expenses:
Cost of revenues	(42,252)	(150,668)	(62,482)	(271,112)
Research and development	(7,789)	(10,317)	(14,679)	(18,876)
Sales and marketing	(26,380)	(69,084)	(38,902)	(103,081)
General and administrative	(8,741)	(15,978)	(15,248)	(28,078)

Total cost and expenses	(85,162)	(246,047)	(131,311)	(421,147)
Other operating income	154	7,569	308	8,474

Income from operations	14,004	73,746	18,931	164,789
Interest income	1,781	4,628	3,480	8,380
Impairment loss on long-term investments	(306)	(4,386)	(306)	(4,386)

Income before income tax and share of income on equity method investments	15,479	73,988	22,105	168,783
Income tax expenses	(352)	(13,938)	(906)	(29,715)

Income before share of income on equity method investments	15,127	60,050	21,199	139,068
Share of income on equity method investments	285	514	1,264	2,697

Net income	15,412	60,564	22,463	141,765

Less: net loss attributable to non-controlling interest	—	(198)	—	(205)

Net income attributable to Momo Inc.	15,412	60,762	22,463	141,970

Net income per share attributable to ordinary shareholders
Basic	0.04	0.15	0.06	0.36
Diluted	0.04	0.15	0.06	0.34
Weighted average shares used in calculating net income per ordinary share
Basic	379,031,710	394,579,193	367,107,794	392,220,292
Diluted	400,937,985	416,635,812	402,702,145	413,773,272

Momo Inc.

Unaudited Condensed Consolidated Statement of Comprehensive Income

(US dollars in thousands, except per share data)

	Three months		First half year
	ended June 30		ended June 30
	2016	2017	2016	2017
Net income	15,412	60,564	22,463	141,765
Other comprehensive income (loss), net of tax of nil Foreign currency translation adjustment	(3,461)	6,680	(2,861)	8,943

Comprehensive income	11,951	67,244	19,602	150,708
Less: comprehensive loss attributed to the non-controlling interest	—	(200)	—	(207)

Comprehensive income attributable to Momo Inc. shareholders	11,951	67,444	19,602	150,915

Momo Inc.

Unaudited Condensed Consolidated Balance Sheets

( US dollars in thousands)

	December 31	June 30
	2016	2017
Assets
Current assets
Cash and cash equivalents	257,564	443,088
Term deposits	393,759	403,255
Accounts receivable, net of allowance for doubtful accounts of $nil and $85 as of December 31, 2016 and June 30, 2017, respectively	36,078	37,171
Prepaid expenses and other current assets	32,592	46,789
Deferred tax assets, current	72	—
Amount due from related parties	88	610

Total current assets	720,153	930,913
Property and equipment, net	13,932	24,004
Intangible assets	—	7,210
Rental deposits	920	2,404
Long term investments	31,932	34,601
Deferred tax assets, non-current	208	213
Other non-current assets	2,593	793

Total assets	769,738	1,000,138

Liabilities and equity
Current liabilities
Accounts payable	40,457	56,376
Deferred revenue	41,277	43,621
Accrued expenses and other current liabilities	39,965	66,516
Amount due to related parties	8,117	9,394
Income tax payable	3,881	11,957

Total current liabilities	133,697	187,864
Deferred tax liabilities, non-current	—	1,803
Other non-current liabilities	2,022	2,815

Total liabilities	135,719	192,482
Shareholder’s equity (Note a)	634,019	807,656

Total liabilities and shareholder’s equity	769,738	1,000,138

Note a: As of June 30, 2017, the number of ordinary shares issued and outstanding was 395,761,291.

Momo Inc.

Unaudited Condensed Consolidated Statement of Cash Flows

(US dollars in thousands)

	Three months		First half year
	ended June 30		ended June 30
	2016	2017	2016	2017
Cash flows from operating activities:
Net income	15,412	60,564	22,463	141,765
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation of property and equipment	2,048	2,463	4,111	4,585
Amortization of intangible assets	—	183	—	183
Share-based compensation	7,815	12,998	13,460	22,507
Share of income on equity method investments	(285)	(514)	(1,264)	(2,697)
Impairment loss on long-term investments	306	4,386	306	4,386
Loss (income) on disposal of property and equipment	4	(2)	5	(2)
Provision of allowance for doubtful accounts	—	85	—	85
Changes in operating assets and liabilities:
Accounts receivable	(4,163)	(4,228)	(7,122)	(318)
Prepaid expenses and other current assets	(3,980)	(8,041)	(1,969)	(12,616)
Amount due from related parties	(271)	(176)	(140)	(513)
Rental deposits	(20)	(271)	(147)	(1,440)
Deferred tax assets	—	—	—	73
Other non-current assets	—	(48)	—	(781)
Accounts payable	6,761	5,165	13,509	11,621
Income tax payable	—	(1,754)	—	8,043
Deferred revenue	7,157	1,757	5,477	1,333
Accrued expenses and other current liabilities	12,004	34,208	(370)	25,276
Amount due to related parties	(2)	1,463	179	1,208
Deferred tax liability	—	(46)	—	(46)
Other non-current liabilities	(154)	(109)	(308)	793

Net cash provided by operating activities	42,632	108,083	48,190	203,445
Cash flows from investing activities:
Purchase of property and equipment	(1,713)	(4,140)	(2,515)	(11,344)
Proceeds from disposal of property and equipment	36	3	38	7
Payment for long term investments	—	(2,114)	(8,529)	(3,629)
Consideration paid for assets acquisition	—	(2,187)	—	(2,765)
Purchase of term deposits	(50,091)	(130,181)	(319,377)	(391,968)
Cash received on maturity of term deposits	15,313	79,502	315,313	384,109

Net cash used in investing activities	(36,455)	(59,117)	(15,070)	(25,590)
Cash flows from financing activities:
Proceeds from exercise of options	108	111	138	410
Deferred payment of purchase of property and equipment	(160)	(30)	(293)	(204)

Net cash provided by (used in) financing activities	(52)	81	(155)	206
Effect of exchange rate on cash and cash equivalents	(3,163)	5,342	(3,000)	7,463

Net increase in cash and cash equivalents	2,962	54,389	29,965	185,524
Cash and cash equivalent at beginning of period	196,472	388,699	169,469	257,564

Cash and cash equivalent at end of period	199,434	443,088	199,434	443,088

Momo Inc.

Reconciliation of Non-GAAP financial measures to comparable GAAP measures

(US dollars in thousands, except per share data)

1.	Reconciliation of Non-GAAP cost and operating expenses, income from operations, and net income to comparable GAAP measures.

	Three months				Three months
	ended June 30, 2016				ended June 30, 2017
	GAAP	Adjustments		Non- GAAP	GAAP	Adjustments		Non- GAAP
Cost and operating expenses	(85,162)	7,815	(a)	(77,347)	(246,047)	12,998	(b)	(233,049)
Income from operations	14,004	7,815	(a)	21,819	73,746	12,998	(b)	86,744
Net income attributable to Momo Inc.	15,412	7,815	(a)	23,227	60,762	12,998	(b)	73,760

	First half year				First half year
	ended June 30, 2016				ended June 30, 2017
	GAAP	Adjustments		Non- GAAP	GAAP	Adjustments		Non- GAAP
Cost and operating expenses	(131,311)	13,460	(c)	(117,851)	(421,147)	22,507	(d)	(398,640)
Income from operations	18,931	13,460	(c)	32,391	164,789	22,507	(d)	187,296
Net income attributable to Momo Inc.	22,463	13,460	(c)	35,923	141,970	22,507	(d)	164,477

Notes:

(a)	Adjustments to exclude share-based compensation of $7,815 from the unaudited condensed consolidated statements.
(b)	Adjustments to exclude share-based compensation of $12,998 from the unaudited condensed consolidated statements.
(c)	Adjustments to exclude share-based compensation of $13,460 from the unaudited condensed consolidated statements.
(d)	Adjustments to exclude share-based compensation of $22,507 from the unaudited condensed consolidated statements.